EXHIBIT (a)(1)(D)

FORM OF ACTIVATION EMAIL TO ELIGIBLE PARTICIPANTS

Dear [Eligible Participant],

We would like to take this opportunity to welcome to you to Global Shares who are the Stock Plan Administrator for the Caesars Equity Programs.

You have now been granted access to the Caesars Equity Programs website ( Company stock options ) where you can view all information and documentation specific to your equity awards.

To access the site please complete the setup process using the instructions outlined below.

1. Please click on the below link to begin the account activation process.

[Personalized Link]

2. Once clicked you will be brought to Caesars Equity Plans website and you will be asked to submit the following details:

•	Username – This field is alphanumeric, has no character limitations and can be set to what username you would like. You should make a note of the username that you do submit;

•	Password – Your password length must be greater than 6 characters, contain at least one upper and lower case letter and one digit. You will also be requested to confirm your chosen password; and

•

Two security questions will need to answered so that in the event you do lose or forget your login details you will be able to request them, either electronically or by phone by answering the security questions you setup on this initial login.

Once all necessary information has been entered, please click the ‘Submit’ button and you will receive a confirmation email that your activation has been completed successfully.

3. To access the site use the login link on the main menu to enter the login details that you have just set up.

If you have any problems with the account activation process please use the ‘Contact Us’ form on the portal to contact the administrators, Global Shares.

Regards,

Global Shares

Global Shares Ireland Ltd. – an Irish registered company limited by shares with a registered office address at Unit 2, Building D, West Cork Technology Park, Clonakilty, Co. Cork– Reg. no. 412396